UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
Commission file number 1-11607
MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)
DTE ENERGY COMPANY
2000 2nd Avenue
Detroit, Michigan 48226-1279
(Name of issuer of the common stock issued pursuant to the
plan and the address of its principal executive office)

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
June 26, 2008
To the Participants, Benefit Plan Administration Committee, and Investment Committee
MichCon Investment and Stock Ownership Plan
Detroit, Michigan
We have audited the accompanying statements of net assets available for benefits of the MichCon Investment and Stock Ownership Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2007 is presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ George Johnson & Company
CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
(Thousands)	2007	2006
ASSETS
Investments, at fair value:
Investment in DTE Energy Master Plan Trust (Note 5)	$38,342	$40,983

Investments, at cost:
Loans due from Participants	1,527	1,690
Other assets in transit	—	30

NET ASSETS AVAILABLE FOR BENEFITS	$39,869	$42,703

See accompanying Notes to Financial Statements

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(Thousands)
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment Income:
Net depreciation in fair value of investments in the DTE Energy Master Plan Trust	$(451)
Dividends and interest	1,656
Interest on loans to Participants	153

1,358

Contributions
Employer	984
Participants	2,059

3,043

Total Additions	4,401

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions and withdrawals	(3,139)
Administrative fees	(2)
Transfers of assets among sponsored plans (net)	(4,094)

Total Deductions	(7,235)

NET DECREASE	(2,834)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	42,703

End of year	$39,869

See accompanying Notes to Financial Statements

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — PLAN DESCRIPTION
The following description of the MichCon Investment and Stock Ownership Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a voluntary, defined contribution plan for regular full-time or part-time employees of Michigan Consolidated Gas Company (MichCon or the Company) who are at least 18 years old and are represented by:
•      Local 799C Transmission and Storage Operations (T&SO), International Chemical Workers Union Council, United Food and Commercial Workers;
•      Local 799C Northern, International Chemical Workers Union Council, United Food and Commercial Workers;
•      Local 70C, International Chemical Workers Union Council, United Food and Commercial Workers; or
•      Local 132C, International Chemical Workers Union Council, United Food and Commercial Workers
Employees are eligible to participate immediately upon hire.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is sponsored solely by MichCon, an indirect subsidiary of DTE Energy Company (DTE Energy).
The Investment Committee is responsible for the investment aspects of the Plan. The Company is responsible for the administration of the Plan.
Brokerage fees, transfer taxes and other expenses incidental to the purchase or sale of securities are paid from Plan assets. Investment management fees are paid from Plan assets. These expenses are reflected as a reduction in the fair value of the Funds.
Contributions
A Participant may contribute to the Plan on a pre-tax (Tax Deferred Contributions), post-tax (Employee Contributions) and, if applicable, a catch-up contribution basis (Catch-Up Contributions). Participants age 50 or older are eligible to make pre-tax Catch-Up Contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code of 1986, as amended (IRC).
Participants may contribute up to 100 percent of eligible Compensation (as defined in the Plan) on a combined Tax Deferred Contributions, Employee Contributions, and Catch-Up Contributions (if applicable) basis, after required withholdings and voluntary payroll deductions. Tax Deferred Contributions, Employee Contributions, and Catch-Up Contributions are automatically adjusted downward if the full deferral amounts elected cannot be taken.

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Participants may also directly roll over into the Plan distributions of certain assets from a tax-qualified plan of a prior employer, including Roth 401(k) Rollover, beginning May 1, 2008 (Direct Rollover Contributions).
Effective May 1, 2008, Participants are able to make Roth 401(k) Contributions and Roth 401(k) Catch-Up Contributions. These contributions must be aggregated with a Participant’s Tax Deferred Contributions and Catch-Up Contributions, respectively, when applying the IRC limit on the amount of pre-tax and Catch-up contributions that are permitted for a year.
The IRC limits the amount of Tax Deferred Contributions, Roth 401(k) Contributions, Catch-Up Contributions and Roth 401(k) Catch-Up Contributions which may be contributed to the Plan annually. These amounts are indexed for inflation annually. In the event a Plan Participant’s Tax Deferred Contributions reach the maximum amount permitted by the IRC, further contributions for the remainder of the Plan year will automatically be deemed to be Employee Contributions. If a Participant’s total annual additions (Tax Deferred Contributions, Employee Contributions, Roth 401(k) Contributions and Company Contributions) reach the IRC limit for the Plan year, the Participant’s contribution will be stopped or refunded, as applicable.
•	For Local 70C, 132C and 799C Northern Participants hired prior to September 1, 2005, the Company Contributions are 100 percent of the first 4 percent of the aggregate of a Participant’s Tax Deferred Contributions and Employee Contributions for Participants with six months through nine years of service. For Participants who have completed at least nine years of service, the Company Contributions are increased to 5 percent as long as the aggregate of the Participant’s Tax Deferred Contributions and Employee Contributions are at least 5 percent; and for Participants with 23 or more years of service, the Company Contributions are increased to 6 percent as long as the aggregate of the Participant’s Tax Deferred Contributions and Employee Contributions are at least 6 percent. Effective with the first full pay period in June 2007, Company Contributions increased to 100 percent of the first 5 percent of Participant’s Tax Deferred Contributions and Employee Contributions for employees with six months through nine years of service.

The Company also provides a longevity award, equal to $600 in DTE Energy common stock, which is contributed annually in March of each year to the DTE Energy Stock Fund accounts of employees with 30 years of service or more as of March 1 and who do not meet the IRC definition of a highly compensated employee.

•	For Local 70C, 132C and 799C Northern Participants hired on or after September 1, 2005, the Company Contributions are 50 percent of the first 8 percent of a Participant’s Tax Deferred Contributions and Employee Contributions for Participants with at least six months of service. Effective with the first full pay period in June 2007, Company Contributions increased to 75 percent of the first 4 percent of the aggregate of Employee Contributions and Tax Deferred Contributions and 50 percent of the next 4 percent of the aggregate of Employee Contributions and Tax Deferred Contributions. There are no Company Contributions for Employee Contributions and Tax Deferred Contributions, which in the aggregate exceed 8 percent of basic compensation.

•	For Local 799C T&SO Participants hired prior to November 1, 2004, the Company Contributions are 100 percent for the first 4 percent of a Participant’s Tax Deferred Contributions and Employee Contributions for Participants with six months through nine years of service. For

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Participants who have completed at least nine years of service, the Company Contributions are increased to 5 percent as long as the aggregate of the Participant’s Tax Deferred Contributions and Employee Contributions are at least 5 percent; and for Participants with 23 or more years of service, the Company Contributions are increased to 6 percent as long as the aggregate of the Participant’s Tax Deferred Contributions and Employee Contributions are at least 6 percent. Effective with the first full pay period in June 2006, Company Contributions increased to 100 percent of the first 5 percent of Participant’s Tax Deferred Contributions and Employee Contributions for employees with six months through nine years of service. The Company also provides a longevity award, equal to $600 in DTE Energy common stock, which is contributed annually in March of each year to the DTE Energy Stock Fund accounts of employees with 30 years of service or more as of March 1, and who do not meet the IRC definition of a highly compensated employee.

•	For Local 799C T&SO Participants hired on or after November 1, 2004, the Company Contributions will be 50 percent of the first 8 percent of a Participant’s Deferred Tax Contributions and Employee Contributions for employees with at least six months of service. Effective with the first full pay period in June 2006, Company Contributions increased to 75 percent of the first 4 percent of the aggregate of Employee Contributions and Tax Deferred Contributions and 50 percent of the next 4 percent of the aggregate of Employee Contributions and Tax Deferred Contributions. There are no Company Contributions for Employee Contributions and Tax Deferred Contributions, which in the aggregate exceed 8 percent of basic compensation.
Catch-Up Contributions, Roth 401(k) Contributions and Roth 401(k) Catch-Up Contributions are not eligible for Company Contributions.
While the Company has made its contributions to the Trustee with respect to a Plan year on a current basis, the Plan permits the Company to make Company Contributions for a Plan year no later than the due date (including extensions of time) for filing DTE Energy Company’s consolidated federal income tax return for such year. Employee Contributions and Tax Deferred Contributions are paid to the Plan when amounts can be reasonably segregated. The Company expects to continue to make Plan contributions on a current basis.
Participant Accounts
Each Participant’s account is credited with the Participant’s contributions, including eligible Direct Rollover Contributions, allocations of the Company Contributions and Plan earnings. Allocations are based on Participant earnings or account balances, as defined. Forfeited balances of terminated Participants’ nonvested accounts are used to reduce future Company Contributions. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.
Vesting
A Participant vests in all Company Contributions on a graded five-year schedule (for Participants hired before September 1, 2005 or November 1, 2004, as applicable) or a graded six-year schedule (for Participants hired on or after September 1, 2005 or November 1, 2004, as applicable), with Participants being 20 percent vested after completing two years of service. In addition, a Participant will have a fully vested interest in Company Contributions upon (a) attainment of age 65, (b) termination due to total disability, if entitled to benefits under the Company’s Long Term Disability Benefits Plan, or (c) death.

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Employee Contributions, Tax Deferred Contributions, Roth 401(k) Contributions, Catch-Up Contributions, Roth 401(k) Catch-Up Contributions and Direct Rollover Contributions are fully vested at all times.
Investment Options
Participants may elect to have their Employee Contributions, Tax Deferred Contributions, Roth 401(k) Contributions, Catch-Up Contributions, Roth 401(k) Catch-Up Contributions and Direct Rollover Contributions invested entirely in any one of the investment funds or in any combination of the investment funds. Participants may transfer existing account balances in the investment funds on a daily basis. Participants may change their investment direction and amount of future contributions effective with the next payroll period.
Company Contributions are made 100 percent in DTE Energy common stock. Prior to January 1, 2008, the stock was restricted and could not be redirected to another investment fund in the Plan until after one full calendar year following the year in which the contribution was made. Effective January 1, 2008, the restrictions to keep Company Contributions in the DTE Energy Stock fund for one full calendar year following the year in which the contribution was made were lifted and these amounts may be redirected to another investment at any time.
The entire DTE Energy Stock Fund is considered to be the Employee Stock Ownership Plan (ESOP) portion of the Plan. Quarterly dividends from DTE Energy common stock are automatically reinvested in DTE Energy common stock. DTE Energy common stock dividends accumulated under the ESOP in a Participant’s account may be paid in cash to the Participant (at the Participant’s election) within 90 days of the end of the previous Plan year.
The DTE Energy Stock Fund also contains participant-directed investments. The changes in the participant-directed and nonparticipant-directed portions of the DTE Energy Stock Fund are not separately disclosed in Note 6.
Contributions received by the Trustee for the DTE Energy Stock Fund are invested in DTE Energy common stock. The Trustee currently purchases and sells shares of DTE Energy common stock in open market transactions at prevailing market prices. However, the Trustee may purchase or sell DTE Energy common stock from or to DTE Energy if the purchase or sale price is for adequate consideration. Brokerage commissions are charged against the DTE Energy Stock Fund.
A Participant’s interest in the DTE Energy Stock Fund is measured by share trading. A share-traded investment is traded and valued on a share basis.
Transfers
Net transfers represent Participants transferring between different plans of the affiliated group due to a change in employment status.

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Administrative and Brokerage Fees
Expenses in connection with the purchase or sale of stock or other securities are charged to the Participant for whom the purchases or sales are made. Participants pay 100 percent of the investment management and other related expenses of the funds. The Trustee and the Company pay all costs of administrating the Plan.
Forfeited Accounts
During 2007, approximately $1,000 of forfeited nonvested accounts were used to reduce Company Contributions. During 2006, there were no forfeited nonvested accounts.
Distributions, Withdrawals and Loans
Distributions of a Participant’s Tax Deferred Contributions (including Direct Rollover Contributions) will be made only upon retirement or disability, as defined under the Plan, termination of employment, death, attainment of age 59 1/2, or hardship. A hardship distribution is permitted only for (a) medical expenses for the Participant, his or her spouse, children or dependents, (b) tuition expenses for the Participant, his or her spouse, children or dependents, (c) expenditures to purchase a principal residence, or (d) payments to prevent eviction or foreclosure on a principal residence, (e) payment of funeral expenses for the Participant’s deceased parents, spouse, child or dependents, or (f) payment of expenses for the repair of damage to the Participant’s principal residence due to casualty loss.
Participants may borrow funds from their account attributable to Tax Deferred Contributions, Employee Contributions, Catch-Up Contributions and Direct Rollover Contributions (and beginning May 1, 2008, Roth 401(k) Contributions and Roth 401(k) Catch-Up Contributions) not more than once during any calendar year. The number of loans outstanding at one time is limited to two, only one of which can be a principal residence loan.
Participants may borrow from their fund accounts, subject to certain terms and conditions, a general purpose loan for a period of 1 to 5 years, and a principal residence loan up to 25 years, at a fixed rate equal to the prime interest rate plus 1 percent, updated monthly, at a minimum of $1,000 up to the lesser of:
•	$50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or

•	50 percent of the Participant’s Account at the time the loan is made.
Proceeds for any loan are obtained through the pro rata liquidation of the Participant’s account, then transferred to the Participant’s loan account and thereupon paid in cash to the Participant by the Trustee. Loan repayments of principal and interest are invested as received according to the Participant’s current investment direction. Prepayment of loans can be made without penalty provided such prepayment is made in full.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, except as

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
otherwise agreed to pursuant to collective bargaining. In the event of Plan termination, Participants will become 100 percent vested in their accounts.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting. We reclassified certain prior year balances to match the current year’s financial statement presentation.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reported period. Actual results may differ from those estimates.
Valuation of Investments and Income Recognition
Investments are stated at fair market value, (the last reported sales price on the last business day of the year). Participant loans receivable are valued at cost, which approximates fair value. The average cost basis is used for determining the cost of investments sold. Unrealized appreciation and/or depreciation resulting from changes in fair value are included in the Statement of Changes in Net Assets Available for Benefits.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The DTE Energy Stock Fund recognizes gains or losses on stock distributed to terminated Participants in settlement of their accounts equal to the difference between the cost and the fair value of the shares distributed.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
The DTE Energy Master Plan Trust (Master Trust) invests in various securities, including government securities and bonds, corporate debt instruments, stocks, investment partnerships, and derivative instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 3 – NEW ACCOUNTING PRONOUNCEMENTS
In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement disclosure of tax positions taken or expected to be taken in a tax return. The evaluation of a tax position is a two-step process. The first step requires an entity to determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. The second step requires an entity to recognize in the financial statements each tax position that meets the “more likely than not” criteria, measured at the largest amount of benefit that has a greater than 50 percent likelihood of being realized. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2007. The Plan is required to adopt the new guidance when recognizing its uncertain tax positions at the beginning of its fiscal year January 1, 2008. The Plan does not expect the adoption of FIN 48 to materially impact its financial statements.
In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157 (SFAS 157), “Fair Value Measurements.” The statement defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands the disclosure requirements regarding fair value measurements. The rule does not introduce new requirements mandating the use of fair value. The statement defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” The definition is based on an exit price rather than an entry price, regardless of whether the entity plans to hold or sell the asset. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan is currently evaluating the requirements of SFAS 157. The Plan expects to be required to use the new definition of fair value upon adoption of SFAS 157 as of January 1, 2008 and to apply the disclosure requirements of SFAS 157 for the Plan’s 2008 financial statements.
In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159 (SFAS 159), “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115.” SFAS 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected would be reported in earnings at each subsequent reporting date. The statement also establishes presentation and disclosure requirements in order to facilitate comparisons between entities choosing different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect existing accounting requirements for certain assets and liabilities to be carried at fair value. SFAS 159 is effective as of the beginning of a reporting entity’s first fiscal year that begins after November 15, 2007. The Plan is currently evaluating the requirements of SFAS 159, and has not yet determined the impact on its financial statements.
NOTE 4 — FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a favorable determination letter dated May 8, 2003, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The favorable determination letter indicates that the terms of the Plan conform to the requirements of Sections 401(a) and 401(k) of the IRC. The Company, therefore, has a basis for deducting contributions to the Plan. The Participants are not taxed currently on Tax Deferred Contributions, Catch-Up Contributions and Company Contributions to the Plan or on Plan earnings

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
(including appreciation) allocated to their accounts. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe that the Plan and related Trust are currently designed and being operated in compliance with the applicable requirements of the IRC.
The Plan requires distributions under IRC Section 415 for contributions in excess of the annual IRC Section 415(c) limits. There were no excess contributions in 2007 and 2006.
NOTE 5 – THE DTE ENERGY MASTER PLAN TRUST
The Master Trust consists of certain commingled assets of the Plan, the DTE Energy Company Savings and Stock Ownership Plan, the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers, and the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America.
The Plan’s investment in the Master Trust in the Statement of Net Assets Available for Benefits represents the Plan’s allocated portion (approximately 3 percent in both December 31, 2007 and 2006, respectively). The Plan’s allocated portion of the investments is equal to the fair value of the Plan’s assets contributed, adjusted by the Plan’s allocated share of the Master Trust investment income and expenses, Employee and Company Contributions and distributions and withdrawals paid to Participants.
     A summary of the Master Trust assets as of December 31, 2007 and 2006 is as follows:

(Thousands)	2007	2006
Investments, at fair value based on quoted market prices
DTE Energy Stock Fund	$279,031	$334,148
Common/collective trust	68,152	70,439
Registered investment companies	1,160,983	1,100,094

Assets held in Master Trust	$1,508,166	$1,504,681

     The following is a summary of investment gain in the Master Trust for the year ended December 31, 2007:

(Thousands)
Interest, dividend and other income on investments	$75,868
Net appreciation in common/collective trust	3,674
Net appreciation in registered investment companies	32,468
Net depreciation in DTE Energy Stock Fund	(27,806)

Total investment gain	$84,204

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 6 – DTE ENERGY STOCK FUND
The entire DTE Energy Stock Fund is considered to be the Employee Stock Ownership Plan (ESOP) portion of the Plan. This fund consists of two components, restricted and unrestricted. Quarterly dividends from DTE Energy common stock are automatically reinvested in DTE Energy common stock. DTE Energy common stock dividends accumulated under the ESOP in a Participant’s account may be paid in cash to the Participant (at the Participant’s election) within 90 days of the end of the previous Plan year.
Significant components of the changes in net assets available for plan benefits in 2007 relating to the DTE Energy Stock Fund are as follows:

(Thousands)
Additions To Net Assets Attributed to:
Net depreciation in fair value of investments in the Master Trust	$(1,044)
Dividends and interest	71
Interest on loans to Participants	28
Employer contributions	911
Participant contributions	213

Total Additions	179

Deductions from Net Assets Attributed to:
Distributions and withdrawals	(890)
Net transfers to other sponsored plans and other deductions	(3,218)

Total Deductions	(4,108)

Net Decrease	(3,929)
Net Assets Available for Benefits
Beginning of year	12,139

End of year	$8,210

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 7 – RELATED PARTY TRANSACTIONS
Certain Master Trust investments are shares of registered investment companies managed by Fidelity Investments. Fidelity Investments is the Trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest.

SUPPLEMENTAL SCHEDULE

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN
(Federal Employer Identification Number: 38-0478040; Plan Number: 014)
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
(Form 5500, Schedule H, Item 4i)
December 31, 2007
(in Thousands)

Description of Investment
	Identity of Issue	(Including Maturity Date
Party- in-	Borrower, Lessor	Rate of Interest, Collateral		Current
Interest	or Similar Party	and Par or Maturity Value)	Cost	Value
*	Plan participants	Loan receivable, interest rates
ranged from 5 percent to
12 percent during 2007,
		maturing through 2024	$-0-	$1,527

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN
/s/ Larry E. Steward
Larry E. Steward
Vice President Human Resources

June 26, 2008

EXHIBIT INDEX

Number

23	Consent of Independent Registered Public Accounting Firm — George Johnson & Company